February 17, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II, File Nos. 333-206600 and 811-23078

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the Virtus ETF Trust II (the “Trust”). Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) initially provided oral comments, on September 18, 2015, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of the Virtus Newfleet Dynamic Credit ETF (formerly, the Virtus Newfleet High Yield Income ETF) (the “Fund”), a series of the Trust. The Trust responded to these initial questions via EDGAR correspondence filed January 5, 2016. Ms. Dubey subsequently provided additional oral comments, on January 7, 2016, regarding the Registration Statement. The Trust responded to these initial questions via EDGAR correspondence filed January 15, 2016. Ms. Dubey subsequently provided an additional oral comment, on February 4, 2016, regarding the Registration Statement. The following is the additional comment provided and the Trust’s response:

Prospectus

Principal Investment Strategy

1.	Please confirm supplementally that the Fund intends to limit non-agency mortgage-backed securities to no more than 5% of the Fund’s total assets.
RESPONSE: The Trust confirms that the Fund intends to limit non-agency mortgage-backed securities to no more than 5% of the Fund’s total assets
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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

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Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

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